UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

69 Yonge Street, Suite 1403
Toronto, Ontario Canada M5E 1K3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	Press Release regarding DaaS Acquisitions
99.2	Press Release regarding Land Survey Company Acquisition
99.3	Press Release regarding Partnerships to Enable Military Business
99.4	Press Release regarding Spider Vision
99.5	Press Release regarding Second Land Survey Company Acquisition
99.6	Press Release regarding Quantum Computing Drone Project

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2024

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer